SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 000-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Notice and Proxy Materials for 2025 Annual Shareholder Meeting

Magic Software Enterprises Ltd. (“Magic Software” or the “Company”) hereby publishes notice of its 2025 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 2:00 p.m. (Israel time) on Tuesday, June 10, 2025, at the principal executive offices of the Company, located at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

Shareholders of record at the close of business on Monday, May 5, 2025, are entitled to notice of, and to vote at, the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are the Company’s notice and proxy statement for the Meeting, which will be distributed to shareholders as of the record date, and which contains background information concerning each of the proposals for which the Company will seek approval at the Meeting and further logistical information related to the Meeting, including required majorities for approval of the proposals and methods for voting. The proxy statement also includes general information concerning Magic Software’s board of directors, corporate governance and significant shareholders, and appends supporting documentation for one of the proposals.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card that will be distributed to shareholders as of the record date and that may be used for voting by record shareholders in advance of the Meeting (shareholders holding shares through a bank, broker or other nominee will instead receive a voting instruction form for submitting their votes).

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd. to be held on June 10, 2025

99.2	Form of Proxy Card for Magic Software Enterprises Ltd. 2025 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer

Date: May 5, 2025

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